Exhibit 99.1

LACLEDE GAS COMPANY

STATEMENTS OF INCOME

(UNAUDITED)

(Thousands)

                                                       Three Months Ended
                                                          December 31,
                                                  -------------------------
                                                         2005         2004

Operating Revenues:
  Utility                                            $ 411,401    $ 291,253
  Other                                                    592          580
                                                  ------------ ------------
      Total Operating Revenues                         411,993      291,833
                                                  ------------ ------------

Operating Expenses:
  Utility
    Natural and propane gas                            312,039      206,424
    Other operation expenses                            33,105       30,925
    Maintenance                                          4,988        4,214
    Depreciation and amortization                        6,083        5,305
    Taxes, other than income taxes                      19,639       15,823
                                                  ------------ ------------
      Total utility operating expenses                 375,854      262,691
  Other                                                    602          580
                                                  ------------ ------------
      Total Operating Expenses                         376,456      263,271
                                                  ------------ ------------
Operating Income                                        35,537       28,562
                                                  ------------ ------------
Other Income and (Income Deductions) - Net               1,139        1,510
                                                  ------------ ------------
Interest Charges:
  Interest on long-term debt                            5,643        5,908
  Other interest charges                                2,097          957
                                                  ------------ ------------
      Total Interest Charges                            7,740        6,865
                                                  ------------ ------------
Income Before Income Taxes                             28,936       23,207
Income Tax Expense                                      8,738        8,105
                                                  ------------ ------------
Net Income                                             20,198       15,102
Dividends on Redeemable Preferred Stock                    12           15
                                                  ------------ ------------
Earnings Applicable to Common Stock                 $  20,186    $  15,087
                                                  ============ ============

See notes to financial statements.

LACLEDE GAS COMPANY

BALANCE SHEETS

(UNAUDITED)

                                                                   Dec. 31,          Sept. 30,          Dec. 31,
                                                                     2005              2005               2004
(Thousands)

                          ASSETS
Utility Plant                                                    $1,114,342         $1,105,733         $1,080,755
  Less:  Accumulated depreciation and amortization                  427,574            426,280            427,484
                                                             ---------------     --------------    ---------------
      Net Utility Plant                                             686,768            679,453            653,271
                                                             ---------------     --------------    ---------------
Other Property and Investments                                       35,452             30,858             32,090
                                                             ---------------     --------------    ---------------

Current Assets:
  Cash and cash equivalents                                           6,703              2,703              3,698
  Accounts receivable:
       Gas customers - billed and unbilled                          237,650             77,268            178,286
       Associated companies                                             294                258              2,668
       Other                                                         19,688              7,287              9,621
       Allowances for doubtful accounts                             (8,838)           (11,442)            (8,027)
  Inventories:
    Natural gas stored underground at LIFO cost                     147,681            159,579            120,452
    Propane gas at FIFO cost                                         19,880             19,980             20,060
    Materials, supplies, and merchandise at avg. cost                 5,063              4,859              5,128
  Derivative instrument assets                                       16,762             16,090              7,759
  Unamortized purchased gas adjustments                              23,304             31,261             15,836
  Deferred income taxes                                               1,663                  -             12,296
  Prepayments and other                                               6,185              6,240              5,398
                                                             ---------------     --------------    ---------------
      Total Current Assets                                          476,035            314,083            373,175
                                                             ---------------     --------------    ---------------

Deferred Charges:
  Prepaid pension cost                                               78,080             82,557             89,659
  Regulatory assets                                                 140,015            115,950            109,410
  Other                                                               3,987              3,586              9,895
                                                             ---------------     --------------    ---------------
      Total Deferred Charges                                        222,082            202,093            208,964
                                                             ---------------     --------------    ---------------
Total Assets                                                     $1,420,337         $1,226,487         $1,267,500
                                                             ===============     ==============    ===============

See notes to financial statements.

LACLEDE GAS COMPANY

BALANCE SHEETS (Continued)

(UNAUDITED)

                                                                      Dec. 31,         Sept. 30,          Dec. 31,
                                                                       2005              2005               2004
(Thousands, except share amounts)

                CAPITALIZATION AND LIABILITIES
Capitalization:
  Common stock and Paid-in capital (10,119, 10,089, and
    10,000 shares issued, respectively)                             $  141,718        $  140,381        $  137,065
  Retained earnings                                                    208,878           196,024           202,389
  Accumulated other comprehensive loss                                 (1,127)           (1,127)             (371)
                                                                 --------------    --------------    --------------
      Total common stock equity                                        349,469           335,278           339,083
  Redeemable preferred stock (less current sinking fund
    requirements)                                                          948               948             1,108
  Long-term debt (less current portion)                                294,057           294,033           333,962
                                                                 --------------    --------------    --------------
      Total Capitalization                                             644,474           630,259           674,153
                                                                 --------------    --------------    --------------

Current Liabilities:
  Notes payable                                                        269,400            63,600           177,300
  Accounts payable                                                     125,843            73,998            81,646
  Accounts payable - associated companies                                3,920             2,340                 -
  Advance customer billings                                             13,850            30,688            21,195
  Current portion of long-term debt and preferred stock                 40,061            40,061               145
  Wages and compensation accrued                                        12,563            10,920            12,207
  Dividends payable                                                      7,414             7,371             7,251
  Customer deposits                                                     14,350            13,229            11,170
  Interest accrued                                                       5,565             9,919             5,327
  Taxes accrued                                                         16,569            24,990            22,832
  Deferred income taxes                                                      -             1,822                 -
  Other                                                                  5,707             4,505             3,900
                                                                 --------------    --------------    --------------
      Total Current Liabilities                                        515,242           283,443           342,973
                                                                 --------------    --------------    --------------

Deferred Credits and Other Liabilities:
  Deferred income taxes                                                206,842           188,592           200,854
  Unamortized investment tax credits                                     4,624             4,678             4,944
  Pension and postretirement benefit costs                              24,352            24,529            20,355
  Regulatory liabilities                                                 3,030            74,506             2,725
  Other                                                                 21,773            20,480            21,496
                                                                 --------------    --------------    --------------
      Total Deferred Credits and Other Liabilities                     260,621           312,785           250,374
                                                                 --------------    --------------    --------------
Total Capitalization and Liabilities                                $1,420,337        $1,226,487        $1,267,500
                                                                 ==============    ==============    ==============

See notes to financial statements.

LACLEDE GAS COMPANY

STATEMENTS OF CASH FLOWS

(UNAUDITED)

                                                                                 Three Months Ended
                                                                                      Dec. 31,
                                                                          --------------------------------
                                                                                 2005               2004
(Thousands)

Operating Activities:
 Net Income                                                                  $   20,198         $  15,102
 Adjustments to reconcile net income
  to net cash provided by (used in) operating activities:
    Depreciation and amortization                                                 6,083             5,308
    Deferred income taxes and investment
      tax credits                                                                11,142           (1,159)
    Other - net                                                                     328              (47)
    Changes in assets and liabilities:
      Accounts receivable - net                                               (175,423)         (104,769)
      Unamortized purchased gas adjustments                                       7,957             3,782
      Deferred purchased gas costs                                             (89,340)          (26,082)
      Advance customer billings                                                (16,838)           (2,425)
      Accounts payable                                                           53,425            36,307
      Taxes accrued                                                             (8,421)             5,163
      Natural gas stored underground                                             11,898            11,273
      Other assets and liabilities                                                  774           (1,647)
                                                                          --------------     -------------
          Net cash used in operating activities                             $ (178,217)        $ (59,194)
                                                                          --------------     -------------

Investing Activities:
  Capital expenditures                                                         (13,011)          (11,861)
  Net investment in trusts                                                      (4,595)           (2,503)
  Other investments                                                                 328               132
                                                                          --------------     -------------
          Net cash used in investing activities                             $  (17,278)        $ (14,232)
                                                                          --------------     -------------

Financing Activities:
  Maturity of first mortgage bonds                                                    -          (25,000)
  Issuance of short-term debt - net                                             205,800           105,920
  Dividends paid                                                                (7,309)           (7,149)
  Issuance of common stock to and paid in capital
    contributions from Laclede Group                                                997             1,013
  Other                                                                               7                 -
                                                                          --------------     -------------
          Net cash provided by financing activities                          $  199,495         $  74,784
                                                                          --------------     -------------

Net Increase in Cash and Cash Equivalents                                    $    4,000         $   1,358
Cash and Cash Equivalents at Beginning of Period                                  2,703             2,340
                                                                          --------------     -------------
Cash and Cash Equivalents at End of Period                                   $    6,703         $   3,698
                                                                          ==============     =============

Supplemental Disclosure of Cash Paid During the Period
  for:
    Interest                                                                 $   12,542         $  12,154
    Income taxes                                                                  2,387               849

See notes to financial statements.

LACLEDE GAS COMPANY

NOTES TO FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These notes are an integral part of the accompanying financial statements of Laclede Gas Company (Laclede Gas or the Utility). In the opinion of Laclede Gas, this interim report includes all adjustments (consisting of only normal recurring accruals) necessary for the fair presentation of the results of operations for the periods presented. This Form 10-Q should be read in conjunction with the Notes to Financial Statements contained in Laclede Gas’ Fiscal Year 2005 Form 10-K.

        Laclede Gas is a regulated natural gas distribution utility having a material seasonal cycle. As a result, these interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of the succeeding quarter of the fiscal year. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season.

        REVENUE RECOGNITION — Laclede Gas reads meters and bills its customers on a monthly cycle billing basis. The Utility records its regulated gas distribution revenues from gas sales and transportation service on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amount of accrued unbilled revenues at December 31, 2005 and 2004, for the Utility, were $72.1 million and $60.9 million, respectively. After accrual of related gas cost expense, the accrued pre-tax net revenues at December 31, 2005 and 2004 were $11.3 million and $10.2 million, respectively. The amount of accrued unbilled revenue at September 30, 2005 was $11.4 million. After accrual of related gas cost expense, the accrued pre-tax net revenues at September 30, 2005 was $4.8 million.

        BASIS OF CONSOLIDATION — In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas’ balance sheet have not been eliminated from the Laclede Gas financial statements.

        Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates and are reflected in accounts receivable on Laclede Gas’ Balance Sheet. At December 31, 2005, the Laclede Gas Balance Sheet reflected a total of $0.3 million of intercompany receivables and $3.9 million of intercompany payables. At December 31, 2004, the Laclede Gas Balance Sheet reflected a total of $2.7 million of intercompany receivables. Laclede Gas may also, on occasion, borrow funds from, or lend funds to, affiliated companies as well as charge or reimburse certain tax obligations.

        PURCHASED GAS ADJUSTMENTS AND DEFERRED ACCOUNT — As part of the recent settlement of the Utility’s 2005 rate case, the following modifications were made to Laclede Gas’ Purchased Gas Adjustment (PGA) Clause:

o	Previously, the Utility’s tariffs allowed for scheduled gas cost adjustments in the months of November, January, March and June. Effective October 1, 2005, the tariffs allow the Utility flexibility to make up to three discretionary PGA changes during each year, in addition to its mandatory November PGA change, so long as such changes are separated by at least two months.

o	Effective October 1, 2005, the Utility was authorized to implement the recovery of gas inventory carrying costs through its PGA rates to recover costs it incurs to finance its investment in gas supplies that are injected underground in the summer for sale during the winter. The MoPSC also approved the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold.

o	In its 2002 rate case, the MoPSC approved a plan applicable to the Utility’s gas supply commodity costs under which it could retain up to 10% of cost savings associated with the acquisition of natural gas below an established benchmark level of gas cost. The plan requires that if Laclede Gas’ retention of cost savings reaches $5 million, the Utility will retain 1% of any remaining cost savings. The settlement of the Utility’s 2005 rate case continued the plan, with certain modifications.

        OFF-SYSTEM SALES — In conjunction with the settlement of the 2005 rate case, effectiveOctober 1, 2005, the Utility will retain all pre-tax income from off-system sales and capacity release revenues up to $12 million annually. Pre-tax amounts in excess of $12 million, if any, will be shared with customers, with the Utility retaining 50% of amounts exceeding that threshold.

        NEW ACCOUNTING STANDARDS — In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, “Inventory Costs.” This

Statement amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The provisions of this Statement are effective for inventory costs incurred during the Utility’s fiscal year 2006. Adoption of this Statement had no effect on the financial position or results of operations of the Utility.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) (123(R)), “Share-Based Payment.” This Statement is a revision to SFAS No. 123, and establishes standards for the accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. Through fiscal year 2005, Laclede Group accounted for its Equity Incentive Plan in accordance with APB Opinion No. 25, and provided pro forma disclosures in its Notes to Consolidated Financial Statements regarding the effect on net income and earnings as if compensation expense had been determined based on the fair value recognition provisions of SFAS No. 123. Under the provisions of APB Opinion No. 25, Laclede Group only recorded stock-based compensation cost related to restricted stock. Laclede Group was not required to recognize compensation cost for the cost of stock options because all options granted under the Equity Incentive Plan had an exercise price equal to the market value of its stock on the date of the grant. SFAS No. 123(R) was to be effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that began after June 15, 2005. However, in April 2005, the Securities and Exchange Commission (SEC) amended the compliance date to allow companies to implement SFAS No. 123(R) at the beginning of their next fiscal year. Laclede Group implemented the provisions of SFAS No. 123(R) on a modified prospective basis effective October 1, 2005. Consistent with this Statement, prior period amounts have not been restated. Under the modified prospective methodology, Laclede Group is required to record compensation cost for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Application of SFAS No. 123(R) requires that Laclede Group reduce compensation cost by estimated forfeitures instead of accounting for forfeitures on an as-incurred basis. Adoption of SFAS No. 123(R) did not result in a cumulative effect of change in accounting principle nor did it result in a material effect on the financial position or results of operations of Laclede Group. Compensation costs recognized by Laclede Group, in accordance with SFAS No. 123(R) effective October 1, 2005, were allocated to the Utility.

        In March 2005, the FASB issued Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies the manner in which uncertainties concerning the timing and method of settlement of an asset retirement obligation, as defined in SFAS No. 143, “Accounting for Asset Retirement Obligations,” should be accounted for. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. For Laclede Gas, FIN 47 is effective no later than the end of fiscal year 2006. The Utility is currently evaluating the provisions of this Interpretation.

        In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction.” This Statement replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 sets forth new guidelines on accounting for voluntary changes in accounting principle and requires certain disclosures. It also applies to the unusual situation in which an accounting pronouncement is issued but does not include specific transition guidelines. This Statement requires such accounting principle changes to be applied retrospectively to all prior periods presented and an adjustment to the balance of assets or liabilities affected along with an offsetting adjustment to retained earnings for the cumulative effect on periods prior to those presented. This Statement carries forward without change the guidance in APB Opinion No. 20 for reporting the correction of an error and a change in accounting estimate. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. The Utility is currently evaluating the provisions of this Statement.

2.     PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

        Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee’s compensation during the last three years of employment.

        The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds.

Contributions to the pension plans in fiscal 2006 are anticipated to be $1.1 million into the qualified trusts, and $0.3 million into the non-qualified plans.

        Pension costs for the quarters ending December 31, 2005 and 2004 were $1.3 million and $1.1 million, respectively. These costs include amounts capitalized with construction activities.

        The net periodic pension costs include the following components:

                                                                     Three Months Ended
                                                                        December 31,
                                                                   -----------------------
          (Thousands)                                                   2005        2004

          Service cost - benefits earned
             during the period                                       $  3,690    $  2,799
          Interest cost on projected
             benefit obligation                                         4,176       3,994
          Expected return on plan assets                              (5,196)     (5,291)
          Amortization of prior service cost                              294         309
          Amortization of actuarial loss                                1,728         730
          Regulatory adjustment                                       (3,354)     (1,409)
                                                                   ----------- -----------
          Net pension cost                                           $  1,338    $  1,132
                                                                   =========== ===========

        Pursuant to the Missouri Public Service Commission’s (MoPSC or Commission) Order in Laclede Gas’ 2002 rate case, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains or losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 rate case, the Commission ordered that the recovery in rates for the Utility’s qualified pension plans is based on the ERISA minimum contribution of zero effective October 1, 2002, and on the ERISA minimum contribution of zero plus $3.4 million annually effective July 1, 2003. In the Utility’s 2005 rate case, the Commission ordered that, effective October 1, 2005, recovery in rates is based on an allowance of $4.1 million. The difference between these amounts on a pro-rata basis and pension expense as calculated pursuant to the above and included in the Statements of Income and Comprehensive Income is deferred as a regulatory asset or liability.

        Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump sum cash payments. Pursuant to MoPSC Order, lump sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump sum payments were recognized as settlements during the three months ended December 31, 2005 or the three months ended December 31, 2004.

        Laclede Gas also provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65.

        Missouri state law provides for the recovery in rates of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (OPEB), accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established the Voluntary Employees’ Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. VEBA and Rabbi trusts’ assets consist primarily of money market securities and mutual funds invested in stocks and bonds.

        Postretirement benefit costs for quarters ending December 31, 2005 and 2004 were $2.2 million and $2.0 million, respectively. These costs include amounts capitalized with construction activities.

        Net periodic postretirement benefit costs consisted of the following components:

                                                                Three Months Ended
                                                                   December 31,
                                                              ------------------------
          (Thousands)                                                2005        2004

          Service cost - benefits earned
            during the period                                      $  996      $  845
          Interest cost on accumulated
            postretirement benefit obligation                         740         826
          Expected return on plan assets                            (339)       (319)
          Amortization of transition obligation                        82         145
          Amortization of prior service cost                          (9)         (8)
          Amortization of actuarial loss                              318         217
          Regulatory adjustment                                       428         295
                                                              ------------ -----------
          Net postretirement benefit cost                          $2,216      $2,001
                                                              ============ ===========

        Pursuant to the Commission’s Order in the Utility’s 2002 rate case and affirmed in the 2005 rate case, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains and losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 and 2005 rate cases, the Commission ordered that the recovery in rates for the postretirement benefit costs be based on the accounting methodology as ordered in the 1999 rate case. The difference between this amount and postretirement benefit expense as calculated pursuant to the above is deferred as a regulatory asset or liability.

3.     INCOME TAXES

        Income tax expense for the quarter ended December 31, 2005 includes a reduction in income tax expense of approximately $0.9 million primarily attributable to a change in estimated tax depreciation and other property-related deductions.

4.     OTHER INCOME AND INCOME DEDUCTIONS – NET

                                                               Three Months Ended
                                                                  December 31,
                                                               ------------------

         (Thousands)                                             2005        2004

         Allowance for funds used during construction          $  (22)     $  (25)
         Other income                                             996         501
         Other income deductions                                  165       1,034
                                                               -------     -------
         Other income and income deductions - net              $1,139      $1,510
                                                               =======     =======

5.     INFORMATION BY OPERATING SEGMENT

        The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. The Non-Regulated Other segment includes the retail sale of gas appliances. There are no material intersegment revenues.

                                       Regulated
                                          Gas       Non-Regulated
         (Thousands)                 Distribution      Other       Eliminations       Total
         --------------------------- -------------- ------------- --------------- ---------------

         Three Months Ended
         December 31, 2005
         Operating revenues             $  411,401        $  592            $  -     $   411,993
         Net income                         20,204            (6)              -          20,198
         Total assets                    1,418,839         1,498               -       1,420,337

         Three Months Ended
         December 31, 2004
         Operating revenues             $  291,253        $  580            $  -     $   291,833
         Net income                         15,102             -               -          15,102
         Total assets                    1,265,932         1,568               -       1,267,500

6.     COMMITMENTS AND CONTINGENCIES

        Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.

        Environmental issues have arisen in the past, and may arise in the future, associated with sites formerly owned or operated by Laclede Gas and/or its predecessor companies, including facilities at which manufactured gas operations took place. Laclede Gas has been advised of the existence of three former manufactured gas plant (“MGP”) sites that may require remediation and has worked with federal and state environmental regulators to address two of the three sites.

        With regard to a former MGP site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of December 31, 2005, Laclede Gas has paid or reserved for these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

        Laclede Gas enrolled a second former MGP site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides potential opportunities to minimize the cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. The City is exploring development options for the site. Laclede Gas also continues to evaluate options concerning this site. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting to be approximately $650,000. Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs. One party has agreed to participate and has reimbursed Laclede Gas to date for $190,000. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties to the extent practicable.

        Laclede Gas has been advised that a third former MGP site may require remediation. Laclede Gas has not owned this site for many years. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.

        While the amount of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with state and federal regulators may not be significant, the amount of costs relative to future remedial actions regulators may require at the Shrewsbury site and at the other sites is unknown and may be material.

        Laclede Gas has notified its insurers that it seeks reimbursement for costs incurred in the past and future potential liabilities associated with the three MGP sites identified above. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. In June 2005, an outside consultant retained by Laclede Gas completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from the insurers to the Company of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor and remediate these MGP sites from $5.8 million to $36.3 million. This analysis is based upon currently available facts, existing technology and presently enacted laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final determination of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable. As of the date of this report, Laclede Gas has recorded all such costs. However, it is possible that future events may require some level of additional remedial activities that, in turn, would require Laclede Gas to record additional costs.

        Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating the MGP sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas or the Company.

        On December 29, 2005, the Staff of the Commission proposed a disallowance of approximately $3.3 million related to the Company’s recovery of its purchased gas costs applicable to fiscal 2004. Laclede Gas believes that the MoPSC Staff’s position lacks merit and intends to vigorously oppose the adjustment in proceedings before the MoPSC.

        Laclede Gas is involved in other litigation, claims and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the consolidated financial position or results of operations of the Utility.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Laclede Gas Company

This management’s discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management’s view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

o  weather conditions and catastrophic events;
o  economic, competitive, political and regulatory conditions;
o  legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
     o  allowed rates of return
     o  incentive regulation
     o  industry structure
     o  purchased gas adjustment provisions
     o  rate design structure and implementation
     o  franchise renewals
     o  environmental or safety matters
     o  taxes
     o  accounting standards;
o  the results of litigation;
o  retention, ability to attract,ability to collect from and conservation efforts of customers;
o  capital and energy commodity market conditions including the ability to obtain funds for necessary capital expenditures and the terms and conditions imposed for obtaining sufficient gas supply;
o  discovery of material weakness in internal controls; and
o  employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility’s Financial Statements and the Notes thereto.

LACLEDE GAS COMPANY

RESULTS OF OPERATIONS

Laclede Gas Company (Laclede Gas or the Utility) is regulated by the Missouri Public Service Commission (MoPSC) and serves the metropolitan St. Louis area and several other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates, and in accordance with tariffs, authorized by the MoPSC. The Utility’s earnings are primarily generated by the sale of heating energy. The Utility’s innovative weather mitigation rate design lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility’s earnings by recovering fixed costs more evenly during the heating season. The weather mitigation rate design minimizes the impact of weather volatility during the peak cold months of December through March and reduces the impact of weather volatility, to a lesser extent, during the months of November and April. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season. Due to the material seasonal cycle of Laclede Gas, the accompanying interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of the succeeding quarters of the fiscal year.

Mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return continues to be a fundamental component of the Laclede Gas strategy. The Utility’s distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 16,000-mile natural gas distribution system and related storage facilities. In addition, Laclede Gas is working to continually improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The Utility’s income from off-system sales remains subject to fluctuations in market conditions. In conjunction with the settlement of the 2005 rate case, effective October 1, 2005, the Utility will retain all pre-tax income from off-system sales and capacity release revenues up to $12 million annually. Pre-tax amounts in excess of $12 million, if any, will be shared with customers, with the Utility retaining 50% of amounts exceeding that threshold. Some of the factors impacting the level of off-system sales include the availability and cost of its natural gas supply, the weather in the Utility’s service area, and the weather in other markets. When Laclede Gas’ service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility’s natural gas supply is available for off-system sales and there may be a demand for such supply in other markets. During the first quarter of fiscal 2006, favorable market conditions contributed to the generation of an historic level of income from off-system sales.

Wholesale natural gas prices have recently risen to unprecedented levels across the nation. Laclede Gas is continuing to work actively to reduce the impact of such increases by strategically structuring its natural gas supply portfolio and through the use of financial instruments. Nevertheless, the costs of purchased gas have increased substantially. The Utility’s Purchased Gas Adjustment Clause (PGA) allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of financial instruments to hedge the purchase price of natural gas. While the Utility believes it will continue to be able to obtain sufficient gas supply, the higher natural gas prices nationwide may continue to affect sales volumes (due to the conservation efforts of customers) and cash flows (associated with the timing of collection of gas costs and related accounts receivable from customers).

Quarter Ended December 31, 2005

Laclede Gas’ net income applicable to common stock for the quarter ended December 31, 2005 was $20.2 million, compared with net income of $15.1 million for the same quarter last year. The increase in net income of $5.1 million is primarily attributable to the following factors, quantified on a pre-tax basis:

o  higher income from off-system sales and capacity release totaling $5.0 million;
o  the benefit of a general rate increase, effective October 1, 2005, totaling $3.1 million;

o  the recovery of gas inventory carrying costs through the Utility’s PGA Clause, effective October 1, 2005, totaling $2.1 million; and,
o  the effect of higher system gas sales volumes totaling $1.0 million, primarily due to a cooler weather pattern in November 2005 compared with November 2004.

These factors were partially offset by:

o  increases in operation and maintenance expenses totaling $3.0 million; and,
o  lower Infrastructure System Replacement Surcharges (ISRS) totaling $1.0 million. These surcharges were reset to zero effective October 1, 2005 as the ISRS-related costs are being recovered through new base rates effective on that same date.

Regulated Operating Revenues and Operating Expenses

Laclede Gas passes on to Utility customers (subject to prudence review) increases and decreases in the wholesale cost of natural gas in accordance with its PGA Clause. The volatility of the wholesale natural gas market results in fluctuations from period to period in the recorded levels of, among other items, revenues and natural gas cost expense. Nevertheless, increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net revenues and net income.

Regulated operating revenues for the quarter ended December 31, 2005 were $411.4 million, or $120.1 million greater than the same period last year. Temperatures experienced in the Utility’s service area during the quarter were 1.1% warmer than normal, but 16.9% colder than the same period last year. Total system therms sold and transported were 0.30 billion for the quarter ended December 31, 2005 compared with 0.28 billion for the same period last year. Total off-system therms sold and transported were 0.05 billion for the quarter ended December 31, 2005 compared with 0.04 billion for the same period last year. The increase in regulated operating revenues was primarily attributable to the following factors:

                                                                                                     Millions
                                                                                                   -------------
     Higher wholesale gas costs (passed on to Utility customers, subject to
       prudence review by the MoPSC)                                                                     $ 71.5
     Higher system sales volumes and other variations                                                      16.8
     Higher prices charged for off-system sales                                                            19.0
     Higher off-system sales volumes (reflecting more favorable market conditions
       as described in greater detail in the Results of Operations)                                         9.8
     Net effect of the general rate increase, recovery of gas inventory carry costs,
       and resetting the ISRS to zero, effective October 1, 2005                                            3.0
                                                                                                   -------------
          Total Variation                                                                                $120.1
                                                                                                   =============

Regulated operating expenses for the quarter ended December 31, 2005 increased $113.2 million from the same quarter last year. Natural and propane gas expense increased $105.6 million from last year’s level primarily attributable to higher rates charged by our suppliers, increased off-system gas expense, and higher system volumes purchased for sendout. Other operation and maintenance expenses increased $3.0 million, or 8.4%, primarily due to higher wage rates, increased group insurance charges, a higher provision for injuries and damages, compensation expense associated with Laclede Group’s implementation of SFAS No. 123 (R), higher pension costs, and higher costs associated with low income energy assistance and energy efficiency programs implemented October 1, 2005. Depreciation and amortization expense increased $0.8 million, or 14.7%, primarily due to higher rates effective February 1, 2005 and additional depreciable property. Taxes, other than income, increased $3.8 million, or 24.1%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

Interest Charges

The $0.9 million increase in interest charges was primarily due to higher interest on short-term debt mainly attributable to higher rates and increased borrowings. This increase was partially offset by lower interest on long-term debt due to the November 2004 maturity of $25 million principal amount of 8 1/2% First Mortgage Bonds.

Income Taxes

The increase in income taxes was primarily due to higher pre-tax income, partially offset by approximately $0.9 million primarily attributable to a change in estimated tax depreciation and other property-related deductions.

Regulatory Matters

On July 14, 2005, Missouri Governor Matt Blunt signed Senate Bill 179 into law. This law, which went into effect January 1, 2006, authorizes the MoPSC to implement rules and tariff provisions through which rates can be adjusted between general rate case proceedings to reflect increases and decreases in certain costs and revenues. For gas utilities like Laclede Gas, these include rate adjustments to reflect revenue changes resulting from the impact of weather and conservation on customer usage and to reflect changes in the costs to comply with environmental laws, rules and regulations. Various parties have been meeting in an attempt to negotiate rules to implement these programs; however, to date, the MoPSC has not opened a formal rulemaking case.

On October 21, 2005, Laclede Gas filed an application requesting authority for the purchase of certain assets of Fidelity Natural Gas, Inc., located in Sullivan, Missouri. The purchase, contingent on the approval of the MoPSC as well as other conditions, will add approximately 1,300 natural gas customers to Laclede Gas’ service area. The Utility expects to complete the purchase in early 2006.

On October 24, 2005 the Office of the Public Counsel proposed an emergency amendment to the MoPSC’s Cold Weather Rule. Such rule governs the disconnection and reconnection practices of utilities during the winter heating season. On December 19, 2005, the MoPSC issued an Order approving certain changes to the rule to be effective between January 1 and March 31, 2006. These temporary rule changes are expected to increase utilities’ costs; however, the rule allows for incremental compliance costs to be deferred for consideration for future recovery. The Company, along with other gas utilities, appealed the Order to the Cole County Circuit Court on the grounds that the rule failed to provide a separate and more definitive recovery mechanism for such costs. Although the Court declined to stay the Order, it did express serious concerns over the rule’s legality. The Company believes in the merits of its position and intends to continue to pursue its appeal.

On December 29, 2005, the Staff of the Commission proposed a disallowance of approximately $3.3 million related to the Company’s recovery of its purchased gas costs applicable to fiscal 2004. Laclede Gas believes that the MoPSC Staff’s position lacks merit and intends to vigorously oppose the adjustment in proceedings before the MoPSC.

Critical Accounting Policies

Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our financial statements:

Allowances for doubtful accounts – Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors.

Employee benefits and postretirement obligations – Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. The amount of expense recognized by the Utility is dependent on the regulatory treatment provided for such costs. Certain liabilities related to group medical benefits and workers’ compensation claims, portions of which are self-insured and/or contain “stop-loss” coverage with third-party insurers to limit exposure, are established based on historical trends.

Laclede Gas accounts for its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation.” This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. We believe the following represent the more significant items recorded through the application of SFAS No. 71:

The Utility’s PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility’s use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and liabilities that are recovered or refunded in a subsequent period. Effective October 1, 2005, the Utility was authorized to implement the recovery of gas inventory carrying costs through its PGA rates to recover costs it incurs to finance its investment in gas supplies that are injected underground in the summer for sale during the winter. The MoPSC also approved the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold.

Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts. Pursuant to the direction of the MoPSC, Laclede Gas’ provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. Laclede Gas’ provision for income tax expense also records the income tax effect associated with the difference between overheads capitalized to construction for financial reporting purposes and those recognized for tax purposes without recording an offsetting deferred income tax expense. These two methods are consistent with the regulatory treatment prescribed by the MoPSC.

For further discussion of significant accounting policies, see the Notes to the Financial Statements included in Exhibit 99.1 of the Laclede Group’s Form 10-K for the fiscal year ended September 30, 2005.

Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, “Inventory Costs.” This Statement amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The provisions of this

Statement are effective for inventory costs incurred during the Utility’s fiscal year 2006. Adoption of this Statement had no effect on the financial position or results of operations of the Utility.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (123(R)), “Share-Based Payment.” This Statement is a revision to SFAS No. 123, and establishes standards for the accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. Through fiscal year 2005, Laclede Group accounted for its Equity Incentive Plan in accordance with APB Opinion No. 25, and provided pro forma disclosures in its Notes to Consolidated Financial Statements regarding the effect on net income and earnings as if compensation expense had been determined based on the fair value recognition provisions of SFAS No. 123. Under the provisions of APB Opinion No. 25, Laclede Group only recorded stock-based compensation cost related to restricted stock. Laclede Group was not required to recognize compensation cost for the cost of stock options because all options granted under the Equity Incentive Plan had an exercise price equal to the market value of the its stock on the date of the grant. SFAS No. 123(R) was to be effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that began after June 15, 2005. However, in April 2005, the Securities and Exchange Commission (SEC) amended the compliance date to allow companies to implement SFAS No. 123(R) at the beginning of their next fiscal year. Laclede Group implemented the provisions of SFAS No. 123(R) on a modified prospective basis effective October 1, 2005. Consistent with this Statement, prior period amounts have not been restated. Under the modified prospective methodology, Laclede Group is required to record compensation cost for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Application of SFAS No. 123(R) requires that Laclede Group reduce compensation cost by estimated forfeitures instead of accounting for forfeitures on an as-incurred basis. Adoption of SFAS No. 123(R) did not result in a cumulative effect of change in accounting principle nor did it result in a material effect on the financial position or results of operations of Laclede Group. Compensation costs recognized by Laclede Group, in accordance with SFAS No. 123(R) effective October 1, 2005, were allocated to the Utility.

In March 2005, the FASB issued Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies the manner in which uncertainties concerning the timing and method of settlement of an asset retirement obligation, as defined in SFAS No. 143, “Accounting for Asset Retirement Obligations,” should be accounted for. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. For Laclede Gas, FIN 47 is effective no later than the end of fiscal year 2006. The Utility is currently evaluating the provisions of this Interpretation.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction.” This Statement replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 sets forth new guidelines on accounting for voluntary changes in accounting principle and requires certain disclosures. It also applies to the unusual situation in which an accounting pronouncement is issued but does not include specific transition guidelines. This Statement requires such accounting principle changes to be applied retrospectively to all prior periods presented and an adjustment to the balance of assets or liabilities affected along with an offsetting adjustment to retained earnings for the cumulative effect on periods prior to those presented. This Statement carries forward without change the guidance in APB Opinion No. 20 for reporting the correction of an error and a change in accounting estimate. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. The Company is currently evaluating the provisions of this Statement.

FINANCIAL CONDITION

Credit Ratings

As of December 31, 2005, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility                       S&P             Moody's         Fitch
-----------------------------------------------------------------------------------
Laclede Gas First Mortgage Bonds        A                A3              A+
Laclede Gas Commercial Paper           A-1              P-2

The Utility has investment grade ratings, and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

Cash Flows

Laclede Gas’ short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the gap between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas, variations in the timing of collections of gas cost under the Utility’s PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year, and can cause significant variations in the Utility’s cash provided by or used in operating activities.

Net cash used in operating activities for the three months ended December 31, 2005 was $178.2 million, a $119.0 million increase, compared with the same period last year. The increase in cash used in operating activities was primarily attributable to the effects of higher natural gas prices and increased on-system and off-system gas sales volumes on accounts receivable and deferred purchased gas costs.

Net cash used in investing activities for the three months ended December 31, 2005 was $17.3 million compared with $14.2 million for the three months ended December 31, 2004. Cash used in investing activities primarily reflected capital expenditures in both periods.

Net cash provided by financing activities was $199.5 million for the three months ended December 31, 2005 compared with $74.8 million for the three months ended December 31, 2004. The variation primarily reflects an increase in the issuance of short-term debt this year and the effect of the maturity of First Mortgage Bonds last year.

Liquidity and Capital Resources

As indicated above, the Utility’s short-term borrowing requirements typically peak during colder months. These short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks.

Laclede Gas currently has lines of credit in place of $340 million. During the quarter, the Utility’s $285 million line of credit scheduled to expire in September 2009 was increased to $320 million and extended to December 2010. In January 2006, Laclede Gas replaced its $15 million in credit lines expiring in April 2006 with a $20 million line expiring April 2006. Short-term commercial paper borrowings outstanding at December 31, 2005 were $269.4 million at a weighted average interest rate of 4.4% per annum. The peak borrowings for the quarter were approximately $276 million. Based on short-term borrowings at December 31, 2005, a change in interest rates of 100 basis points would increase or decrease Laclede Gas pre-tax interest charges and cash flows by approximately $2.7 million on an annual basis. However, effective October 1, 2005, costs the Utility incurs to finance its gas supply inventory are recovered through the PGA Clause.

Most of Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) for a trailing twelve-month period to be at least 2.25 times interest expense. On December 31, 2005, total debt was 63% of total capitalization. For the twelve-months ending December 31, 2005, EBITDA was 3.69 times interest expense.

Laclede Gas has on file a shelf registration on Form S-3. Of the $350 million of securities originally registered under this Form S-3, $120 million of debt securities remained registered and unissued as of December 31, 2005. The original MoPSC authorization for issuing securities registered on this Form S-3 expired in September 2003. In response to an application filed by the Utility, the MoPSC extended this authorization to issue debt and equity securities and receive capital contributions through October 31, 2006. The remaining MoPSC authorization is $61.4 million, having been reduced by capital contributions that have been made by Laclede Group to Laclede Gas under this authority through December 2005. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

Laclede Gas paid at maturity $25 million principle amount of 8 1/2% First Mortgage Bonds in November 2004. At December 31, 2005, Laclede Gas had fixed-rate long-term debt totaling $335 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

In December 2005, the board of directors of Laclede Gas approved the sale of 30 shares of Laclede Gas common stock to Laclede Group at a price per share equal to the book value at September 30, 2005. The proceeds from the sale, totaling approximately $1.0 million, were used to reduce short-term borrowings.

Utility capital expenditures were $13.0 million for the three months ended December 31, 2005, compared with $11.9 million for the same period last year.

Capitalization at December 31, 2005, excluding current obligations of long-term debt and preferred stock, consisted of 54.2% common stock equity, 0.1% preferred stock equity and 45.7% long-term debt.

It is management’s view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

The seasonal nature of Laclede Gas’ sales affects the comparison of certain balance sheet items at December 31, 2005 and at September 30, 2005, such as Accounts Receivable – Net, Gas Stored Underground, Notes Payable, Accounts Payable, Regulatory Assets and Liabilities, and Advance Customer Billings. The Balance Sheet at December 31, 2004 is presented to facilitate comparison of these items with the corresponding interim period of the preceding fiscal year.

Contractual Obligations

As of December 31, 2005, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

                                                                    Payments due by period
                                                  ------------------------------------------------------------
                                                     Remaining                                  Fiscal Years
Contractual Obligations                             Fiscal Year   Fiscal Years Fiscal Years      2011 and
                                         Total         2006         2007-2008    2009-2010      thereafter
------------------------------------ ------------ --------------- ------------ ------------ ------------------
Long-Term Debt (a)                      $  667.7          $ 52.5       $ 73.7        $32.2             $509.3
Capital Leases                                 -               -            -            -                  -
Operating Leases (b)                        11.7             2.8          6.3          2.6                  -
Purchase Obligations - Natural Gas(c)      505.0           371.3        109.1         14.2               10.4
Purchase Obligations - Other (d)           131.7            10.1         22.1         16.6               82.9
Other Long-Term Liabilities                    -               -            -            -                  -
                                     ------------ --------------- ------------ ------------ ------------------
Total (e)                               $1,316.1          $436.7       $211.2        $65.6             $602.6
                                     ============ =============== ============ ============ ==================

(a)	Long-term debt obligations reflect principal maturities and interest payments.

(b)	Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(c)	These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using December 31, 2005 NYMEX futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its PGA Clause, subject to prudence review; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.

(d)	These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.

(e)	Commitments related to pension and postretirement benefit plans have been excluded from the table above. Laclede Gas expects to make contributions to its qualified, trusteed pension plans totaling $1.1 million in fiscal year 2006. Laclede Gas anticipates a $0.2 million contribution relative to its non-qualified pension plans during the remainder of fiscal year 2006. With regard to postretirement benefits, the Utility anticipates it will contribute $6.0 million to the qualified trusts and $0.2 million directly to participants from Laclede Gas’ funds during the rest of fiscal 2006. For further discussion of the Utility’s pension and postretirement benefit plans, refer to Note 2, Pensions and Postretirement Benefits, of the Notes to Consolidated Financial Statements.

Market Risk

Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas financial instruments are allowed to be passed on to the Utility’s customers through the operation of its PGA Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At December 31, 2005, the Utility held approximately 6.8 million MMBtu of futures contracts at an average price of $11.81 per MMBtu. Additionally, approximately 4.3 million MMBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through March 2006.

Environmental Matters

Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.

Environmental issues have arisen in the past, and may arise in the future, associated with sites formerly owned or operated by Laclede Gas and/or its predecessor companies, including facilities at which manufactured gas operations took place. Laclede Gas has been advised of the existence of three former manufactured gas plant (“MGP”) sites that may require remediation and has worked with federal and state environmental regulators to address two of the three sites.

With regard to a former MGP site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete.

Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of December 31, 2005, Laclede Gas has paid or reserved for these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former MGP site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides potential opportunities to minimize the cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. The City is exploring development options for the site. Laclede Gas also continues to evaluate options concerning this site. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting to be approximately $650,000. Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs. One party has agreed to participate and has reimbursed Laclede Gas to date for $190,000. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties to the extent practicable.

Laclede Gas has been advised that a third former MGP site may require remediation. Laclede Gas has not owned this site for many years. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.

While the amount of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with state and federal regulators may not be significant, the amount of costs relative to future remedial actions regulators may require at the Shrewsbury site and at the other sites is unknown and may be material.

Laclede Gas has notified its insurers that it seeks reimbursement for costs incurred in the past and future potential liabilities associated with the three MGP sites identified above. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. In June 2005, an outside consultant retained by Laclede Gas completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from the insurers to the Company of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor and remediate these MGP sites from $5.8 million to $36.3 million. This analysis is based upon currently available facts, existing technology and presently enacted laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final determination of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable. As of the date of this report, Laclede Gas has recorded all such costs. However, it is possible that future events may require some level of additional remedial activities that, in turn, would require Laclede Gas to record additional costs.

Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating the MGP sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas or the Company.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.